UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   December 2024

File No.   000-55193

Avrupa Minerals Ltd.

(Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F   ☒      Form 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

(Registrant)

Dated: April 25, 2025	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1News Release dated December 18, 2024

99.2News Release dated January 27, 2025

99.3News Release dated February 28, 2025

99.4Notice of Meeting and Record Date